UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 24, 2009

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464   26-2018846
(Commission File Number)   (I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

Today, November 24, 2009, Dollar Tree, Inc. issued a press release reporting its fiscal 2009 third quarter earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press Release dated November 24, 2009 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: November 24, 2009

By: /s/ Kevin S. Wampler
        Kevin S. Wampler
        Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated November 24, 2009 issued by Dollar Tree, Inc.

Exhibit 99.1

DOLLAR TREE, INC. REPORTS RECORD THIRD QUARTER RESULTS
Diluted Earnings Per Share Increased 61.7%, To $0.76
Operating Margin Increased 240 Basis Points, To 8.6%
Raises Guidance for Fourth Quarter 2009

CHESAPEAKE, Va. – November 24, 2009 – Dollar Tree, Inc. (NASDAQ: DLTR), the nation's leading operator of discount variety stores selling everything for $1 or less, reported earnings per diluted share of $0.76, for the quarter ended October 31, 2009 ("third quarter"), an increase of 61.7% compared to the $0.47 earnings per diluted share reported for the quarter ended November 1, 2008. Consolidated net sales for the third quarter were $1.25 billion, a 12.1% increase compared to $1.11 billion reported for the quarter ended November 1, 2008. Comparable store sales increased 6.5% for the quarter.

"I am pleased with our third quarter performance," said President and CEO Bob Sasser. "Sales and earnings were above plan, operating margin improved significantly, we leveraged our S.G. & A. expenses and we continued to expand our nation-wide store base. The sell-through on Halloween and fall seasonal products was excellent and our stores are now set with an exciting presentation of extreme-value merchandise for Thanksgiving and the Holiday season."

Operating margin increased 240 basis points for the quarter to 8.6%. The improvement was driven by a 130 basis point increase in gross margin and a 110 basis point reduction in Selling, General and Administrative expenses.

During the third quarter 2009, the Company repurchased 1.4 million shares of its common stock for $69.3 million. Year-to-date, the company has repurchased 3.5 million shares for $154.6 million. At the end of the third quarter, $299.1 million remain under the $500 million share repurchase program authorized by the Board of Directors.

The Company continues to grow. During the third quarter, Dollar Tree opened 94 stores, closed 8 stores, and expanded or relocated 33 stores. For the year to-date, the Company has opened 233 new stores, closed 21 stores and expanded or relocated 74 stores. Retail selling square footage at the end of the third quarter was 32.3 million square feet, a 7.2% increase compared to a year ago.

The Company estimates sales for the fourth quarter of 2009 to be in the range of $1.49 - $1.53 billion, based on low-to-mid single digit positive comparable store sales. Diluted earnings per share are estimated to be in the range of $1.30 to $1.39.

Full year sales are now estimated to be in the range of $5.17 - $5.21 billion and diluted earnings per share are expected to be $3.34 - $3.43.

On Tuesday, November 24, 2009, the Company will host a conference call to discuss its earnings results at 9:00 a.m. EST. The telephone number for the call is 888-812-8534. A recorded version of the call will be available until midnight Tuesday, December 2, and may be accessed by dialing 888-203-1112, and the access code is 7588042. International callers may dial 719-457-0820 and the access code is 7588042.
A webcast of the call will be accessible via Dollar Tree's website, www.dollartreeinfo.com/investors/news/events.

Dollar Tree, a Fortune 500 Company operated 3,803 stores in 48 states as of October 31, 2009, with total retail selling square footage of 32.3 million. To learn more about the Company, visit www.DollarTree.com.

A WARNING ABOUT FORWARD LOOKING STATEMENTS: This press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding fourth-quarter and full year sales and fourth-quarter and full year diluted earnings per share. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10-K filed March 26, 2009 and our Quarterly Report on Form 10-Q filed August 26, 2009. In light of these risks and uncertainties, the future events, developments or results described by our forward looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. We are not obligated to release publicly any revisions to any forward looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree, Inc., Chesapeake
        Timothy J. Reid
        757-321-5284
        www.DollarTree.com

DOLLAR TREE, INC.
Condensed Consolidated Income Statements
(Dollars in millions, except per share data)
(Unaudited)

	Third Quarter Ended		Nine Months Ended	
	Oct. 31, 2009	Nov. 1, 2008	Oct. 31, 2009	Nov. 1, 2008
Net sales	$ 1,248.7	$ 1,114.0	$ 3,672.6	$ 3,258.4
Cost of sales	807.5	734.6	2,394.2	2,159.4
Gross profit	441.2	379.4	1,278.4	1,099.0
	35.3%	34.1%	34.8%	33.7%
Selling, general & administrative expenses	333.6	310.1	984.0	898.4
	26.7%	27.8%	26.8%	27.6%
Operating income	107.6	69.3	294.4	200.6
	8.6%	6.2%	8.0%	6.2%
Interest expense, net	1.6	2.3	3.7	5.8
Income before income taxes	106.0	67.0	290.7	194.8
	8.5%	6.0%	7.9%	6.0%
Income tax expense	37.8	23.9	105.2	70.5
Income tax rate	35.7%	35.7%	36.2%	36.2%
Net income	$ 68.2	$ 43.1	$ 185.5	$ 124.3
	5.5%	3.9%	5.1%	3.8%
Net earnings per share:				
Basic	$ 0.76	$ 0.48	$ 2.07	$ 1.38
Weighted average number of shares	89.3	90.5	89.8	90.2
Diluted	$ 0.76	$ 0.47	$ 2.05	$ 1.37
Weighted average number of shares	89.9	91.0	90.4	90.6

DOLLAR TREE, INC.
Condensed Consolidated Balance Sheets
(Dollars in millions)
(Unaudited)

	Oct. 31, 2009		Jan. 31, 2009		Nov. 1, 2008
Cash and cash equivalents	$ 342.1	$	364.4	$	78.6
Merchandise inventories	846.2		675.8		836.5
Other current assets	32.4		33.0		45.6
Total current assets	1,220.7		1,073.2		960.7
Property and equipment, net	705.1		710.3		725.8
Goodwill	133.3		133.3		133.3
Deferred tax assets	34.4		33.0		22.9
Other assets, net	87.0		85.9		79.0
Total assets	$ 2,180.5	$	2,035.7	$	1,921.7
Current portion of long-term debt	$ 17.5	$	17.6	$	17.6
Accounts payable	261.4		192.9		238.4
Other current liabilities	178.2		152.5		152.8
Income taxes payable, current	11.5		46.9		3.1
Total current liabilities	468.6		409.9		411.9
Long-term debt, excluding current portion	250.0		250.0		250.0
Income taxes payable, long-term	15.4		14.7		19.6
Other liabilities	121.6		107.9		100.1
Total liabilities	855.6		782.5		781.6
Shareholders' equity	1,324.9		1,253.2		1,140.1
Total liabilities and shareholders' equity	$ 2,180.5	$	2,035.7	$	1,921.7
STORE DATA:					
Number of stores open at end of period	3,803		3,591		3,572
Total selling square footage (in millions)	32.3		30.3		30.1

DOLLAR TREE, INC.
Condensed Consolidated Statements of Cash Flows
(Dollars in millions)
(Unaudited)

	Nine Months Ended	
	Oct. 31, 2009	Nov. 1, 2008
Cash flows from operating activities:		
Net income	$ 185.5	$ 124.3
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	116.5	119.8
Other non-cash adjustments	19.2	47.6
Changes in working capital	(98.6)	(205.2)
Total adjustments	37.1	(37.8)
Net cash provided by operating activities	222.6	86.5
Cash flows from investing activities:		
Capital expenditures	(113.8)	(104.2)
Purchase of short-term investments	-	(34.7)
Proceeds from maturities of short-term investments	-	75.2
Purchase of restricted investments	(10.5)	(16.2)
Proceeds from maturities of restricted investments	6.4	15.5
Other	-	(0.4)
Net cash used in investing activities	(117.9)	(64.8)
Cash flows from financing activities:		
Proceeds from stock issued pursuant to stock-based compensation plans	24.1	16.0
Payments for share repurchases	(154.6)	-
Tax benefit of stock-based compensation	3.8	1.5
Other	(0.3)	(1.2)
Net cash provided by (used in) financing activities	(127.0)	16.3
Net increase (decrease) in cash and cash equivalents	(22.3)	38.0
Cash and cash equivalents at beginning of period	364.4	40.6
Cash and cash equivalents at end of period	$ 342.1	$ 78.6

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